SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________

SCHEDULE  14 N/A
(Amendment No. 1)
(Rule 240.14n-1)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Bioptix, Inc. (formerly  Venaxis, Inc.)
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

92262A206
(CUSIP Number)

Check the appropriate box:
[_]       Solicitation pursuant to § 240.14a-2(b)(7)
[_]       Solicitation pursuant to § 240.14a-2(b)(8)
[_]       Notice of Submission of a Nominee or Nominees in Accordance with § 240.14a-11
[x]       Notice of Submission of a Nominee or Nominees in Accordance with Procedures Set Forth Under Applicable State or Foreign Law, or the Registrant's Governing Documents
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The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAME OF REPORTING PERSONS: Barry Honig GRQ Consultants, Inc. 401(K) GRQ Consultants, Inc. Roth 401(K) F/ B/O Barry Honig
2	MAILING ADDRESS AND PHONE NUMBER OF EACH REPORTING PERSON (OR, WHERE APPLICABLE, THE AUTHORIZED REPRESENTATIVE) 555 South Federal Highway #450 Boca Raton, FL 33432
3
AMOUNT OF SECURITIES HELD THAT ARE ENTITLED TO BE VOTED ON THE ELECTION OF DIRECTORS HELD BY EACH REPORTING PERSON (AND, WHERE APPLICABLE, AMOUNT OF SECURITIES HELD IN THE AGGREGATE BY THE NOMINATING SHAREHOLDER GROUP), BUT INCLUDING LOANED SECURITIES AND NET OF SECURITIES SOLD SHORT OR BORROWED FOR PURPOSES OTHER THAN A SHORT SALE:

500,000

4
NUMBER OF VOTES ATTRIBUTABLE TO THE SECURITIES ENTITLED TO BE VOTED ON THE ELECTION OF DIRECTORS REPRESENTED BY AMOUNT IN ROW (3) (AND, WHERE APPLICABLE, AGGREGATE NUMBER OF VOTES ATTRIBUTABLE TO THE SECURITIES ENTITLED TO BE VOTED ON THE ELECTION OF DIRECTORS HELD BY GROUP):

500,000

The following constitutes the Schedule 14N filed by the undersigned (the “Schedule 14N”).

Item 1(A). Name of Registrant

Bioptix, Inc. (formerly Venaxis, Inc.)

Item 1(B). Address of Registrant's Principal Executive Offices

The address of the principal executive offices of the Issuer is:

1585 South Perry Street
Castle Rock, CO 80104

Item 2(A). Name of Person Filing

Barry Honig

Item 2(B). Address or Principal Business Office or, if None, Residence

555 South Federal Highway, #450
Boca Raton, FL 33432

Item 2(C). Title of Class of Securities

Common stock

Item 2(D). CUSIP No.

92262A206

Item 3. Ownership

(a)	The amount of securities held and entitled to be voted on the election of directors by the Reporting Persons is as follows. 500,000

(b)
All of the foregoing securities disclosed by the Reporting Persons in (a) of this Item 3 are voting securities. Pursuant to the Issuer’s governing documents, each share of Common Stock is entitled to one vote and therefore the number of shares of Common Stock disclosed in (a) of this Item 3 represents the number of votes attributable to such securities.

(c)-(d)	None of the securities disclosed in this Schedule 14N have been loaned or sold in a short sale that is not closed out, or that have been borrowed for purposes other than a short sale.

(e)
The aggregate voting stock owned by the Reporting Persons as set forth in this Item 3 is 500,000, which constitutes approximately 11.10% of the outstanding Common Stock of the Issuer. The aggregate voting stock owned by the Reporting Persons and their affiliates as set forth in this Item 3 is 500,000, which constitutes approximately 11.10% of the outstanding Common Stock of the Issuer.

Item 4. Statement of Ownership From a Nominating Shareholder or Each Member of a Nominating Shareholder Group Submitting this Notice Pursuant to § 240.14a-11

Not applicable.

Item 5. Disclosure Required for Shareholder Nominations Submitted Pursuant to § 240.14a-11

(a)-(d) Not applicable

(e) To the best of the nominating shareholder’s knowledge, the nominee meets the directors qualifications set forth in the registrant’s governing documents;

(f) To the best of the nominating shareholder’s knowledge, each nominee meets the objective criteria for “independence” of the national securities exchange or national securities association rules applicable to the registrant, if any, or in the case of a registrant that is an investment company, the nominee is not an “interested person” of the registrant as defined in section 2(a)(19) of the Investment Company Act of 1940.

(g) Not applicable

Item 6. Disclosure Required by § 240.14a-18

If a nominating shareholder or nominating shareholder group is submitting this notice in connection with the inclusion of a shareholder nominee or nominees for director in the registrant’s proxy materials pursuant to a procedure set forth under applicable state or foreign law, or the registrant’s governing documents provide the following disclosure:

(a) The nominee consents to be named in the registrant’s proxy statement and form of proxy and, if elected, to serve on the registrant’s board of directors;

(b)

1.
John O’Rourke
a.
c/o Reporting Person, 555 South Federal Highway, Suite 450, Boca Raton, FL 33432
b.
Mr. John O’Rourke is an analyst and investor who currently serves as Managing Member of ATG Capital LLC, an investment fund focused on small and mid-cap growth companies possessing distinct competitive advantages and superior management teams.  Mr. O'Rourke currently serves on the Board of Directors of Customer Acquisition Network Inc., a leading global performance based marketing company that reaches more than two billion users per month.  Mr. O’Rourke formerly served on the Board of Directors of Rant, Inc., an innovator in U.S. digital media, prior to its sale to a Nasdaq listed company. He was formerly CFO of Fidelity Property Group, a real estate development company with a focus in California. He received his Bachelor of Science in Accounting with Honors from the University of Maryland and a Master of Science in Finance from George Washington University.
c.
There are no family relationships between this nominee and any director or executive officer of the Company.
d.
No involvement in any legal proceedings (10 years).
e.
This nominee’s security ownership of the Company is as follows:
Title of Class	Amount and Nature of Beneficial Ownership	Percent of Class
Common Stock	20,470 Shares (1)	..45%(2)
(1)
Represents 20,470 shares of common stock held by ATG Capital LLC (“ATG”). Mr. O’Rourke is the sole manager and member of ATG and in such capacity holds voting and dispositive power over the securities held by ATG.
(2)
Calculated based on 4,503,971 shares of common stock outstanding as of November 11, 2016.
f.
There were no related party transactions between this nominee and the Company.

2.
Michael Galloro
a.
c/o Reporting Person, 555 South Federal Highway, Suite 450, Boca Raton, FL 33432
b.
Mr. Michael Bernardino Galloro, CA, CPA has been the Chief Executive Officer, President and Chief Financial Officer of Goldstream Minerals Inc. since December 2015 and a director of Goldstream Minerals Inc. since April 2013. He serves as the Chief Financial Officer of Yangaroo Inc. He serves as the Chief Financial Officer and Director for private and publicly listed companies operating abroad. He served as an Interim Chief Financial Officer of Alberta Oilsands Inc. from July 2012 to February 2016. Mr. Galloro served as Director, Chief Executive Officer, President and Chief Financial Officer of Black Sparrow Capital Corp, from 2011 to 2014. He continues to serve as as Interim Chief Financial Officer of Yangaroo Inc. since November 2010. He is a Founding Member of ALOE Financial Inc., a financial consulting and transaction advisory firm, established in 2010. He has been an Independent Director of Santa Maria Petroleum Inc. since May 2014. He is a Chartered Professional Accountants having earned his designation while working for KPMG LLP. Mr. Galloro obtained his Honours Bachelor of Accounting in 1998 from Brock University.
c.
There are no family relationships between this nominee and any director or executive officer of the Company.
d.
No involvement in any legal proceedings (10 years).
e.
This nominee’s security ownership of the Company is as follows: No ownership.
f.
There were no related party transactions between this nominee and the Company.

3.
Mike Dai
a.
c/o Reporting Person, 555 South Federal Highway, Suite 450, Boca Raton, FL 33432
b.
Mr. Mike Dai has been an associate with ALOE Finance Inc., a financial consulting and transaction advisory firm since 2012. Prior to his involvement with ALOE Finance, Mr. Dai held various roles at Grant Thornton LLP, an audit, tax and advisory firm between 2007 and 2012. Mr. Dai also serves as chief financial officer and director of Santa Maria Petroleum Inc. (TSXV:SMQ.H), a position he has held since 2014.
c.    There are no family relationships between this nominee and any director or executive officer of the Company.
d.
No involvement in any legal proceedings (10 years).
e.
This nominee’s security ownership of the Company is as follows: No ownership.
f.
There were no related party transactions between this nominee and the Company.

(c) – (d)

Barry Honig
a.
555 South Federal Highway, #450, Boca Raton, FL 33432
b.
Mr. Barry Honig has been Co-Chairman of the Board of Directors and Chief Executive Officer of Majesco Entertainment Company since September 2015. Mr. Honig has been President of GRQ Consultants, Inc., since January 2004, where he is a private investor and consultant to early stage companies. Mr. Honig is a founder and Director of Pershing Gold (PGLC), a NASDAQ listed development stage gold company, since September 2010. Since 2015, Mr. Honig has served as a Director of Levon Resources Ltd., a mineral resource company (LVNVF). Mr. Honig was the Founder/Co-Chairman of InterCLICK, Inc. (ICLK), a NASDAQ listed internet advertiser from 2007 until its sale to Yahoo! Inc. in 2011. Mr. Honig served as Co-Chairman of Chromadex Corporation (CDXC), a natural products company, from 2011 to 2015. Mr. Honig graduated from George Washington University in 1993 with a BA in Business Administration.
c.
There are no family relationships between this nominee and any director or executive officer of the Company.
d.
No involvement in any legal proceedings (10 years).
e.
This nominee’s security ownership of the Company is as follows:

Title of Class	Amount and Nature of Beneficial Ownership	Percent of Class
Common Stock	500,000 Shares (1)	11.10%(2)
(1)
Represents (i) 439,585 shares of common stock held by GRQ Consultants, Inc. 401K (“401K”) and (ii) 30,600 shares of common stock held by GRQ Consultants, Inc. Roth 401K FBO Barry Honig (“Roth 401K”). Mr. Honig is the trustee of 401K and Roth 401K in such capacity holds voting and dispositive power over the securities held by such entities.
(2)
Calculated based on 4,503,971 shares of common stock outstanding as of November 11, 2016.
f.
There were no related party transactions between this nominee and the Company.

(e) Not applicable.

(f) Not applicable.

Item 7. Notice of Dissolution of Group or Termination of Shareholder Nomination

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that information set forth in this notice on Schedule 14N is true, complete and correct.

Dated: December 5, 2016

/s/ Barry Honig
Barry Honig